November 3, 2005

Note to readers: Vivendi Universal provided preliminary, unaudited revenue information for the first nine months and the third quarter of 2005 on an IFRS basis in accordance with European regulatory requirements.
Vivendi Universal Reports First Nine Months 2005 Revenues Up 8% on a Comparable Basis
First Nine Months of 2005 Revenues
Vivendi Universal’s as published revenues amounted to €14,005 million compared to €12,759 million for the first nine months of 2004, an increase of 10%.
On a comparable basis1, revenues amounted to €13,960 million compared to €12,960 million for the first nine months of 2004, an increase of 8%.
Third Quarter of 2005 Revenues
Vivendi Universal’s as published revenues amounted to €4,874 million compared to €4,353 million for the third quarter of 2004, an increase of 12%.
On a comparable basis, revenues amounted to €4,874 million compared to €4,500 million for the third quarter of 2004, an increase of 8%.

[1]	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred on January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. The revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred on January 1, 2004.

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Universal Music Group
First Nine Months:
Universal Music Group’s (UMG) revenues of €3,211 million were up 5% on a comparable basis2 and at constant currency. UMG outperformed the market with strong growth in North America, Europe, particularly France, and Australia, offsetting market weakness in Asia. Digital sales of €170 million almost tripled versus last year and represented 5% of UMG’s total revenues.
Best sellers included new releases from 50 Cent, Mariah Carey and Black Eyed Peas, in addition to very strong carryover sales from Gwen Stefani and The Killers. Regional best sellers included Mylène Farmer, Chimène Badi and Calogero in Europe, Juanes and Café Tacuba in Latin America, and Spitz in Asia.
In the U.S., total album unit sales for the industry as measured by SoundScan fell 10.4%3; however, UMG outperformed the market with a 0.1% increase in sales driving a 3-percentage point increase in market share to 31.7%.
Third Quarter:
UMG’s revenues for the third quarter of 2005 reached €1,119 million, down 1.5% on a comparable basis and at constant currency, versus a very strong third quarter of 2004. Growth in digital activity and music publishing was offset by lower physical product sales due in part to the timing of key releases year on year. Digital sales of €67 million represented 6% of UMG’s total revenues.
Best sellers in the period were new releases from Kanye West, Bon Jovi and Sheryl Crow. Best sellers last year included two albums simultaneously released from Nelly, the breakthrough debut album from Ashlee Simpson and the NOW16 compilation album. Regional best sellers included AI and Masayoshi Yamazaki in Japan and the Kaiser Chiefs and Juanes in Europe.
Vivendi Universal Games
First Nine Months:
Vivendi Universal Games’ (VUG’s) revenues of €396 million were 88% above the prior year (up 92% at constant currency).
This increase was driven by the critically acclaimed subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft as well as the promising release of The Incredible Hulk: Ultimate Destruction (Hulk II), based on The Incredible Hulk character franchise and developed by the internal studio Radical. Also contributing to growth were sales from Robots, released early in the year, and strong sales in North America from the distribution of Delta Force: Black Hawk Down and FlatOut.
World of Warcraft continues to be the fastest-growing game in its category, achieving over 4 million paying customers worldwide via directly managed operations in North America, Europe and Korea, and licensed operations in China with local partner The9.
Other top performing titles over the first nine months of 2005 included the new release Empire Earth 2 as well as continuing sales of The Simpsons: Hit & Run.
Third Quarter:
Vivendi Universal Games’ (VUG’s) revenues of €158 million were 151% above the prior year (up 151% at constant currency). This strong increase was driven primarily by the critically acclaimed subscription-based MMORPG World of Warcraft, the third quarter promising launch of Hulk II, and strong sales from the North America distribution of Delta Force: Black Hawk Down and FlatOut.

[2]	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred on January 1, 2004.

[3]	Nielsen SoundScan data for the period ending October 2, 2005. Year to date Nielsen SoundScan data compares 39 weeks of Calendar year 2005 sales versus 40 weeks of Calendar year 2004 sales. Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

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Canal+ Group
First Nine Months:
Canal+ Group reported revenues of €2,560 million. On a comparable basis4, revenues were up €77 million, or +3% compared to the first nine months of 2004.
This increase reflects Canal+ Group’s core business French pay-television growth (up 3% on a comparable basis), which was achieved thanks to higher revenue per subscriber and portfolio growth as well as the progressive decrease of promotional impacts.
From January to September 2005, Canal+ recorded its best recruitment period since 1988 with more than 400,000 new subscriptions, or +30% when compared to the first nine months of 2004. For the same period, CanalSat recorded its best recruitment period since 1999, with more than 300,000 new subscriptions, or nearly 20% when compared with the first nine months of 2004.
As of the end of September 2005, Canal+ Group’s total subscription portfolio (individuals and collective, France and overseas) grew by nearly 290,000 subscriptions since September 2004, including more than 65,000 subscriptions to Canal+. Revenues from advertising are also increasing despite a declining market.
Canal+ Group’s operations in Poland performed well over the period (revenues up €30 million), benefiting from a growing portfolio.
Revenues for Canal+ Group’s movie business decreased due to the termination of integrated production.
Third Quarter:
Canal+ Group reported revenues of €863 million. On a comparable basis, revenues increased by €76 million, i.e. up 10% compared to the third quarter of 2004.
Revenues of French pay-TV operations were up 5% on a comparable basis. This is the highest increase recorded during a third quarter over a period of more than three years.
This quarter’s strong subscription additions coincides with the start of exclusive French football league broadcasting over Canal+ group offers and the launch of the new TV season on Canal+ Le Bouquet.
Between July and September 2005, recruitment exceeded 150,000 new subscriptions for Canal+ (up approximately 50% compared to the third quarter of 2004) and surpassed 100,000 new subscriptions for CanalSat (up approximately 35% compared to the third quarter of 2004).
Revenues for the movie business strongly increased (up 29%) mainly due to the revenues from Working Title Productions.
SFR
Following the closing, on August 22, 2005, of the Cegetel and neuf telecom merger to create the leading alternative operator for fixed telecommunications services in France, and in accordance with IFRS, the Fixed Operation of SFR Group — the subsidiary Cegetel — is not integrated in Vivendi Universal’s revenues. Consequently, numbers reported for SFR for both 2004 and 2005 correspond only to the Mobile Operation.
First Nine Months:
SFR revenues grew 21.2 % to €6,475 million. On a comparable basis5, mobile telephony revenues were up 7.6%, mainly reflecting the year on year increase in the customer base combined with a slight increase in blended ARPU6 despite the fixed to mobile voice termination rate cut of 16.3% on January 1, 2005.

[4]	Comparable basis mainly illustrates the impact of Canal+ Group’s dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2004.

[5]	In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries on January 1, 2004.

[6]	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ARCEP total customer base for the last twelve months.

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SFR proved ongoing commercial dynamism in the first nine months of 2005 with 640,000 new customers, taking its registered customer base to 16.455 million7, a 9% increase on a year-to-year basis. The postpaid customer base grew by 14% year on year to 10.383 million.
Blended annual ARPU, excluding mobile to mobile revenues, increased by 1% to €433 compared to €430 for the first nine months of 2004 — despite the fixed to mobile voice termination rate cut - benefiting from the improved customer mix at 63% of postpaid (versus 60% last year) and the 8% increase of the blended average voice usage per customer (AUPU) 8 to 285 minutes per month. This usage growth reflects SFR’s ongoing goal to allow its customers to benefit from both attractive offers and good tariff policies, evidenced by a growth in traffic that is twice as fast as the growth in revenues.
This highlighted the success of SFR’s offers aiming to foster mobile voice usage and further develop new data services — especially around TV and music — thanks to 3G technology and major strategic agreements with content providers. Following the signing of agreements with CanalSat in June and UMG in July extending the number of songs available for download for SFR customers to 500,000, SFR has signed an exclusive agreement for the rights for mobile broadcasting in France of the 2006 Soccer World Cup. At the end of September 2005, SFR recorded 399,000 3G customers.
Net data revenues9 improved significantly to represent 12.9% of network revenues (excluding mobile to mobile revenues) for the first nine month of 2005, compared to 10.6% during the same period last year, mainly due to the 22% increase in text messaging (SMS) sent by SFR customers with 3.9 billion SMS, the multiplication by 2.7 times of MMS sent to 66 million and the further penetration of Vodafone live! : 3,823,000 SFR customers were recorded to the mobile multimedia services portal compared to 1,444,000 at the end of September 2004. This contributed to a 22% growth in net data ARPU to €58.
Third Quarter:
SFR achieved a revenue growth of 20.4% to €2,236 million. On a comparable basis, mobile telephony revenues were up 6.7%, mainly reflecting the year on year increase in the customer base combined with a stable ARPU over the third quarter.
Maroc Telecom
First Nine Months:
Maroc Telecom’s revenues at €1,380 million increased by 17%, compared to the same period last year (+16% at constant currency on a comparable basis10), mainly due to the performance of mobile and internet businesses.
Mobile revenues of €861 million increased by 31% compared to the same period last year (+29% at constant currency on a comparable basis). Excluding the impact of the increase of incoming international interconnection tariff applied by ANRT as of January 1, 2005, revenues increased by 26% (+23% at constant currency on a comparable basis).
This growth is primarily explained by : the continuing growth of the customer base11 (8.30 million of customers, +37.5% compared to the same period last year), with a net increase of the customer base of 1.94 million since the beginning of the year), the preservation of prepaid monthly ARPU12 at €8.9 despite a higher customer base, with a positive impact of the increase of incoming international interconnection tariff as of January 1, 2005, and by a flat churn rate compared to the same period in 2004, in the context of a strong increase of the customer base.
Fixed telephony and internet revenues of €800 million increased by 7% compared to the same period last year (+6% at constant currency on a comparable basis). This positive evolution was linked to the growth of the fixed customer base and of broadband internet activity, to the continuing growth of incoming international traffic, which offset the decrease of the average invoice per customer.
The fixed customer base reached 1.35 million lines (+3.5% compared to the same period last year) and the ADSL customer base continued its development with 179,000 accesses at the end of September 2005, versus 60,000 at the end of December 2004, thanks to the monthly fee decrease as of March 2005.

[7]	SFR excluding wholesale customers total base (wholesale customer base reached 28,000 at the end of September 2005 and 17,000 at the end of June 2005.)

[8]	AUPU (Average Usage per User) is defined as the incoming and outgoing “voice” volumes divided by average ARCEP total customer base for the last twelve months.

[9]	Data revenues are now presented net of third party content provider revenues.

[10]	Comparable basis illustrates the effects of the full consolidation of Mauritel as if this transaction had occurred as of January 1, 2004.

[11]	Without Mauritel.

[12]	ARPU (Average Revenue per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

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Third Quarter:
Maroc Telecom revenues of €503 million increased by 18% compared to the same period last year (+18% at constant currency) mainly due to the performance of mobile and internet businesses.
Mobile revenues grew 31% to €323 million compared to the same period last year (+32% at constant currency). Excluding the impact of the increase of incoming international interconnection tariff, revenues increased by 26% (+26% at constant currency).
Fixed and internet revenues of €280 million grew by 6% compared to the same period last year (+6% at constant currency)
Important disclaimer:
This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
CONTACTS:

Media	Investor Relations

Paris Antoine Lefort +33 (0) 1 71 71 11 80 Agnès Vétillart +33 (0) 1 71 71 30 82 Alain Delrieu +33 (0) 1 71 71 10 86 New York Flavie Lemarchand-Wood +(1) 212.572.1118	Paris Daniel Scolan +33 (0) 1 71 71 32 91 Laurence Daniel +33 (0) 1 71 71 12 33 Edouard Lassalle + 33 (0) 1 71 71 30 45 New York Eileen McLaughlin +(1) 212.572.8961

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APPENDIX I
VIVENDI UNIVERSAL
REVENUES BY BUSINESS SEGMENT
(IFRS, unaudited)
COMPARABLE BASIS
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2004.

3rd Quarter Ended September 30,					Nine Months Ended September 30,
			% Change					% Change
		%	at constant				%	at constant
2005	2004	Change	rate	(In millions of euros)	2005	2004	Change	rate
				Revenues
€1,119	€1,132	-1%	-2%	Universal Music Group	€3,211	€3,108	3%	5%
158	63	151%	151%	Vivendi Universal Games	396	211	88%	92%
863	787	10%	9%	Canal+ Group	2,515	2,438	3%	3%
2,236	2,097	7%	7%	SFR (a)	6,475	6,019	8%	8%
503	427	18%	18%	Maroc Telecom	1,380	1,206	14%	16%
				Non core operations and elimination of intercompany
(5)	(6)	17%	17%	transactions (b)	(17)	(22)	23%	23%

€4,874	€4,500	8%	8%	Total Vivendi Universal	€13,960	€12,960	8%	8%

AS PUBLISHED (c)

3rd Quarter Ended September 30,				Nine Months Ended September 30,
		%				%
2005	2004	Change	(In millions of euros)	2005	2004	Change
			Revenues
€1,119	€1,163	-4%	Universal Music Group	€3,211	€3,229	-1%
158	63	151%	Vivendi Universal Games	396	211	88%
863	846	2%	Canal+ Group	2,560	2,674	-4%
2,236	1,857	20%	SFR (a)	6,475	5,342	21%
503	428	18%	Maroc Telecom	1,380	1,176	17%
			Non core operations and elimination of intercompany
(5)	(4)	-25%	transactions (b)	(17)	127	na*

€4,874	€4,353	12%	Total Vivendi Universal	€14,005	€12,759	10%

*na: not applicable.

(a)	In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced on May 11, 2005 and closed on August 22, 2005, the fixed operations of SFR qualified as discontinued operation. Consequently, revenues published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations.

From January 1, 2005, SFR revenues include mobile-to-mobile sales for €674 million for the first nine months of 2005 (including €225 million for the third quarter). 2004 comparable basis includes estimated mobile-to-mobile sales applying 2005 rate, i.e. €642 million for the first nine months of 2004 (including €225 million for the third quarter).

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

(c)	As they are being published in BALO on November 4, 2005.

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APPENDIX II
VIVENDI UNIVERSAL
RECONCILIATION OF REVENUES PREPARED UNDER FRENCH GAAP AND IFRS REVENUES
(unaudited)

	Nine Months Ended September 30, 2004
		Revenues of telecom operators					Reclassification of
	French GAAP						Cegetel and VUE
	as published	Change in	Handset	Equipment		Other	as discontinued
(In millions of euros)	(a)	presentation (b)	subsidies	sales	Other	impacts	operations (c)	IFRS
Revenues
Universal Music Group	€3,233	€—	€—	€—	€—	€(4)	€—	€3,229
Vivendi Universal Games	211	—	—	—	—		—	211
Canal+ Group	2,689	—	—	—	—	(15)	—	2,674
SFR	6,301	(128)	(78)	(7)	(2)	—	(744)	5,342
Maroc Telecom	1,210	(1)	(34)	1	—	—	—	1,176
Non core operations and elimination of intercompany transactions	123	—	—	—	—	(2)	6	127
Vivendi Universal Entertainment	2,327						(2,327)	—

Total Vivendi Universal	€16,094	€(129)	€(112)	€(6)	€(2)	€(21)	€(3,065)	€12,759

	3rd Quarter Ended September 30, 2004
		Revenues of telecom operators					Reclassification of
	French GAAP						Cegetel as
	as published	Change in	Handset	Equipment		Other	discontinued
(In millions of euros)	(a)	presentation (b)	subsidies	sales	Other	impacts	operations (c)	IFRS
Revenues
Universal Music Group	€1,164	€-	€-	€-	€-	€(1)	€-	€1,163
Vivendi Universal Games	63	—	—	—	—	—	—	63
Canal+ Group	850	—	—	—	—	(4)	—	846
SFR	2,188	(45)	(26)	(18)	(4)	—	(238)	1,857
Maroc Telecom	440	—	(10)	(2)	—	—	—	428
Non core operations and elimination of intercompany transactions	(2)	—	—	—	—	(1)	(1)	(4)

Total Vivendi Universal	€4,703	€(45)	€(36)	€(20)	€(4)	€(6)	€(239)	€4,353

(a)	As they were published in BALO on November 10, 2004.

(b)	Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers, are net of related expenses. Under French GAAP, this change in presentation only occurred in the fourth quarter of 2004. Please refer to Notes 1.3.4.4 and 2.8.L. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed as a 6-K on April 19, 2005 with the SEC.

(c)	In accordance with IFRS 5, Cegetel and VUE qualified as discontinued operations and the related income and expenses were deconsolidated as at January 1, 2004.

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